Pensacola Ventures, LLC

Reviewed Financial Statements

As of and for the Year Ended December 31, 2023
And
For the Inception Period August 22, 2022 through Year Ended December 31, 2022

Pensacola Ventures, LLC

CONTENTS

Brent D. Barnes, CPA

Independent Accountant's Review Report

To Management
Pensacola Ventures, LLC
7901 4th St N Suite 300
St. Petersburg, FL 33702

We have reviewed the accompanying financial statements of Pensacola Ventures, LLC, which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, members' equity, and cash flows for the year then ended and the inception period of August 22, 2022 through the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Brent D. Barnes, CPA
Lake Forest, California
March 2, 2024


Pensacola Ventures, LLC

Balance Sheets

As of December 31, 2023 and 2022


		December 31,		
		2023		**2022**
Assets				
Cash	$	26,292	$	22,651
Rental real estate (Note 4 and 5)				
Building		366,510		366,510
Land		199,915		199,915
Building improvements		448,819		163,319
Furniture and fixtures		66,638		66,638
		1,081,882		796,382
Less: accumulated depreciation		(53,377)		(8,523)
		1,028,505		787,859
Total assets		1,054,797		810,510
Liabilities and Members' Equity				
Liabilities				
Accounts payable		1,424		-
Interest payable		5,234		-
Debt (Note 6)		140,000		-
Total liabilities		146,658		-
Members' equity (Note 7)		908,139		810,510
Total liabilities and members' equity	$	1,054,797	$	810,510

Pensacola Ventures, LLC

Statements of Operations

For the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

		December 31,		
		2023		**2022**
Revenues	$	24,515	$	21,535
Operating expenses				
Depreciation		44,854		8,523
Property related expenses		21,137		1,615
Property management fees		20,652		22,954
Utilities		19,735		6,695
Insurance		13,598		-
Bank fees		2,367		230
Property taxes		2,025		1,995
Repairs and maintenance		184		109
Professional fees		-		11,348
Supplies		-		556
Total operating expenses		124,552		54,025
Other expenses				
Interest expense		16,334		5,000
Total other expenses		16,334		5,000
Net income (loss)	$	(116,371)	$	(37,490)

Pensacola Ventures, LLC
Statements of Members' Equity
As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Balance, August 22, 2022	$ -
Class A member units issued pursuant to crowdfunding offering (Note 7)	848,000
Net loss for the year ended December 31, 2022	(37,490)
Balance, December 31, 2022	810,510
Class A member units issued pursuant to crowdfunding offering (Note 7)	214,000
Net loss for the year ended December 31, 2023	(116,371)
Balance, December 31, 2023	$ 908,139

Pensacola Ventures, LLC

Statements of Cash Flows

For the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

	December 31,	
	2023	**2022**
Cash flows from operating activities		
Net income (loss)	$ (116,371)	$ (37,490)
Adjustments to reconcile changes in net income to net cash from operating activities:		
Depreciation expense	44,854	8,523
Increase (decrease) in cash from changes in:		
Accounts payable	1,424	-
Interest payable	5,234	-
Net cash from operating activities	(64,859)	(28,967)
Cash flows from investing activities		
Purchase of real estate assets	(285,500)	(796,382)
Net cash from investing activities	(285,500)	(796,382)
Cash flows from financing activities		
Proceeds from notes payable	140,000	-
Crowdfunding offering	214,000	848,000
Net cash from financing activities	354,000	848,000
Net increase in cash	3,641	22,651
Cash, beginning of year	22,651	-
Cash, end of year	$ 26,292	$ 22,651
Supplemental Disclosures		
Interest paid	$ 16,334	$ 5,000
Income tax paid	$ -	$ -

See accompanying notes to the financial statements and independent accountant's review report

Pensacola Ventures, LLC

Notes to Financial Statements

**As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022**

Note 1 – Nature of Business

Pensacola Ventures, LLC (the 'Company') was organized in August 2022 as a limited liability company in Florida. The Company's operations focus on acquiring distressed properties for the purpose of rehabilitating and stabilizing the properties. In August 2022, the Company acquired a commercial property which includes an office facility and 20 residential homes located in Pensacola, Florida.

The Company's operations are governed by the LLC Operating Agreement. Capital contributions, member distributions, and allocations of income/loss to the members are made in accordance with the provisions of the Company's operating agreement.

Company Management

The Company entered into a property management agreement with 3801 Mobile HWY MGT LLC (the "Manager"). The Manager is experienced in rehabilitating and improving distressed properties, managing and listing short-term rental properties, and lease management to vendor and guest tenants.

Going Concern

Since inception, the Company has relied on issuing securities and obtaining loans to fund its operations. As of December 31, 2023, the Company had decreasing working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (Note 3). The Company intends to raise funds for its operations with capital raised from a crowdfunding offering (Note 7) and the receipt of tenant rents from continuing revenue producing activities. These financial statements and related notes do not include any adjustments that might result from these uncertainties.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented on an accrual basis consistent with accounting principles generally accepted in the United States ("GAAP"). References to GAAP issued by the Financial Accounting Standards Board ("FASB") in these notes are to the FASB Accounting Standards Codification ("ASC").

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 2 – Summary of Significant Accounting Policies (continued)

Reporting Period

The statements of operations, members' equity, and cash flows present financial activities covering the year ended December 31, 2023 and the inception period of August 22, 2022 through December 31, 2022. References to the year ended December 31, 2022 pertain to the inception period of August 22, 2022 through December 31, 2022.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 2 – Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions that are considered by management to be of high-credit quality. To date, the Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash.

Accounts Receivable and Allowances for Doubtful Accounts

Accounts receivable are recorded at net realizable value based on amounts management expects to collect on balances outstanding at year-end less any amounts considered uncollectible. Generally, tenant rents are due at the beginning of each month. As of December 31, 2023 and 2022, there were no accounts receivables.

Rental Real Estate Assets

The Company records land, building, and improvements at the cost of acquisition or construction. Direct costs associated with acquisitions, renewals, and betterments are capitalized as part of the basis of the rental real estate. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the straight-line method over the following lives:

Building and building improvements	27.5 years
Site improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life

Acquisition Valuation of Real Estate Assets

The Company records the acquisition of real estate assets at fair value at the time of acquisition, allocated among land, building, site and building improvements, infrastructure, equipment, lease-related tangible and intangible assets and liabilities, such as tenant improvements, deferred leasing costs, in-place lease values, and tenant relationships. The estimated fair value of acquired land is derived from recent comparable sales of land and listings within the same local region based on available market data. The estimated fair value of acquired buildings and building improvements is derived from comparable sales, discounted cash flow analysis using market-based assumptions, or replacement cost for a similar property, as appropriate. The fair value of site and tenant

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 2 – Summary of Significant Accounting Policies (continued)

Acquisition Valuation of Real Estate Assets (continued)

improvements and infrastructure assets are estimated based upon current market replacement costs and other relevant market rate information. Acquisition costs are expensed as incurred.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions, such as market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, and market absorption periods.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized. Normal repairs and maintenance and minor replacements are expensed as incurred. Depreciation is provided using the straight-line method for financial reporting purposes, with lives that range between three and ten years.

Impairment

The Company periodically evaluates assets for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated fair value. Should the analysis indicate that an asset is not recoverable, the carrying value of the asset would be reduced to fair value and a corresponding charge would be recognized. As of and for the years ended December 31, 2023 and 2022, management does not believe any impairment exists.

Right-of-Use Assets and Lease Liabilities

The Company accounts for its lease commitments following ASC 842-Leases. Operating lease liabilities are based on the net present value of the lease payments over the lease term. There were no operating or finance leases as of December 31, 2023 and 2022.

Revenue Recognition

The Company's revenue recognition policy is consistent with applicable revenue recognition guidance and interpretations for ASC Topic 606, Revenue from Contracts with Customers. The core principles of ASC 606 are to recognize revenue when promised goods or services are transferred to customers in an amount that reflects consideration that is expected to be received for those goods or services. ASC 606 defines a five-step process for revenue recognition which includes: (1) identifying contracts with customers, (2) identifying performance obligations in the

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 2 – Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations in the contract, which may include an estimate of variable consideration, and (5) recognizing revenue when or as each performance obligation is satisfied. The Company's lease arrangements generally include standard payment terms which effectively relate to all customers and service arrangements regardless of customer type or size. If revenue recognition criteria are not satisfied, amounts received from customers are deferred until such time the revenue recognition criteria are met.

Rental income is recognized on a straight-line basis over the term of the related lease which includes the effects of minimum rent increases and rent abatements under the lease agreement. Rental income recognition commences when the leased space is substantially ready for its intended use and the tenant takes possession of the leased space. Rents received in advance are deferred. Costs reimbursable from tenants include but not limited to property operating expenses, common area maintenance, real estate taxes, property insurance, and other recoverable costs and are recognized as expense recoveries in the period the recoverable costs are incurred.

As of and for the years ended December 31, 2023 and 2022, the Company's leases to tenants under operating leases on a month-to-month basis. Management expects that the leases will be renewed or replaced by other leases in the normal course of business. Credit investigations are performed for all prospective tenants and security deposits are obtained.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, the federal income tax effects of the Company's income or loss are passed through to the individual members. For state income tax purposes, the Company and property is located in the state of Florida and is not subject to state income taxes.

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. Based on its evaluation under ASC 740, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Generally, the Company's tax filings are subject to examination by federal and state taxing authorities for three years after filing.

Subsequent Events

Management has evaluated subsequent events through March 2, 2024, which is the date the financial statements were available to be issued.

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 3 – Going Concern

These financial statements are prepared on a going concern basis. The Company began operations in August 2022 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations.

Funding and Management's Plan

Based on currently available information as of March 2, 2024, management believes the Company's cash balance and expected cash flows will be sufficient to fund operations for at least the next twelve months. Management has implemented a business model that conserves funds and utilizes funds strategically. Projections for future cash flows may differ from actual results.

Management's plan includes renovating the 20 homes and leasing the 20 rental units on short and mid-term lease arrangements. Management's plan is to be implemented in two phases. The first phase includes the renovation of 10 units. As of March 2, 2024, this phase is approximately 85% complete and is expected to be completed by April 2024. The second phase includes the rehabilitation of the remaining 10 units which is estimated to be completed by October 2024.

The Company is pursuing a second equity offering via crowdfunding. As of March 2, 2024, the offering has raised approximately $729,000 (Note 7). The funds are being held in escrow and have not been released. Management believes the funds are sufficient to complete the renovations and make the property fully operational.

If cash balances and cash that may be generated from operations are insufficient to continue operations, the Company may be required to obtain more working capital. The Company may seek to obtain working capital during in 2024 or thereafter through the issuance of members' equity units or through bank credit facilities or public or private debt from financial institutions where available. Management cannot be certain that additional funding will be available on acceptable terms, or at all. If management identifies sources for additional funding, the sale of additional equity interests or convertible debt may result in dilution to our members. The Company can give no assurance that it will generate sufficient cash flows in the future to satisfy liquidity requirements or sustain future operations or that other sources of funding, such as the sale of equity or debt, would be available or approved by the Company's security holders, if needed, on favorable terms or at all. If the Company fails to obtain additional working capital as and when needed, such failure could have a material adverse impact on the Company, results of operations and financial condition. Furthermore, such lack of funds may inhibit the ability to respond to competitive pressures or unanticipated capital needs, or may force the Company to reduce operating expenses, which would significantly harm the business and development of operations.

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 4 – Rental Real Estate

In September 2022, the Company acquired a commercial property which includes an office facility and 20 residential homes located in Pensacola, Florida for a purchase price of $633,063. The following table summarizes the carrying values of the property acquired:

Building	$	366,510
Land		199,915
Furniture and fixtures		66,638
	$	633,063

Note 5 – Property and Equipment

Property and equipment consists of the following:

		December 31,		
		2023		2022
Building improvements	$	448,819	$	163,319
Building		366,510		366,510
Land		199,915		199,915
Furniture and fixtures		66,638		66,638
		1,081,882		796,382
Less: accumulated depreciation		(53,377)		(8,523)
	$	1,028,505	$	787,859

For the years ended December 31, 2023 and 2022, depreciation expense was $44,854 and $8,523, respectively.

Note 6 – Debt

In March 2023, the Company obtained a construction note payable for up to $100,000 from a financial institution to finance improvements to the Pensacola property. The loan bears a fixed interest rate 18% and is secured by the Pensacola property. In March 2023, the Company drew $40,000. In June 2023, the Company drew an additional $60,000. The loan terms included a balloon payment for outstanding balance due September 6, 2023 which was waived by the lender. As of December 31, 2023, the outstanding balance was $100,000.

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 6 – Debt (continued)

In September 2023, the Company obtained a note payable for $20,000 from a related party. The loan bears a fixed interest rate 10% and does not have a maturity date. As of December 31, 2023, the outstanding balance was $20,000.

In September 2023, the Company obtained a note payable for $20,000 from a related party. The loan bears a fixed interest rate 11.5% and does not have a maturity date. As of December 31, 2023, the outstanding balance was $20,000.

Note 7 – Members' Equity

Class A Members (Investor Class)

Class A member units hold a 49% minority interest in voting and control of the Company. Class A members will receive 100% of their initial capital investment before Class B members participate in distributions and a 70% prorated share of future distributions thereafter. As of December 31, 2023 and 2022, total issued and outstanding Class A member units was 1,062 and 848, respectively.

Class B Members (Management Class)

Class B member units hold a 51% majority ownership in voting and control of the Company. Once Class A members are returned 100% of their initial capital investment, Class B members will receive a 30% prorated share of future distributions thereafter. The Company issued 757 Class B member units to the founders of the Company. No cash or property was received in exchange for the issuance of these Class B member units. As of December 31, 2023 and 2022, total issued and outstanding Class B member units was 757 and 757, respectively.

Common Shares Issued via Crowdfunding Offering

In September 2022, the Company initiated an equity offering to raise capital for operations pursuant to Regulation Crowdfunding Rule 506(b) of Regulation D. For the year ended December 31, 2022, the offering raised approximately $848,000 and issued 848 Class A member units or 53% ownership interest. For the year ended December 31, 2023, the offering raised an additional $214,000 and issued 214 Class A member units or 12% ownership interest.

In August 2023, the Company initiated an equity offering to raise capital pursuant to Regulation Crowdfunding. The offering closed January 1, 2024. As of March 2, 2024, the offering raised approximately $729,000 and sold 729 Class A member units or 29% ownership interest. The funds raised are being held in escrow and have not been released .

Pensacola Ventures, LLC

Notes to Financial Statements

As of and for the Year Ended December 31, 2023 and
For the Inception Period of August 22, 2022 through Year Ended December 31, 2022

Note 8 – Commitments and Contingencies

Environmental Matters

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial statements. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the property, the activities of its tenants and other environmental conditions of which the Company is unaware could result in future environmental liabilities.

Litigation

The Company may be subject to claims and litigation arising in the normal course of business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company's financial statements.